ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., LANCASTER, PA 17603 P.O. BOX 3001, LANCASTER, PA 17604 717 397 0611 www.armstrong.com

January 15, 2008

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

RE:	Armstrong World Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 30, 2007

Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,

2007 and September 30, 2007

File No. 1-2116

Dear Mr. O’Brien:

We acknowledge receipt of your review comments letter dated January 2, 2008. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations. page 31

1.	We note your response to comment 5 in our letter dated November 20, 2007. Specifically, we note that you intend to continue to present combined financial information for fiscal year 2006 as you believe the presentation provides useful information and complies with Item 10(e) of Regulation S-K. While we understand your position for presenting the predecessor and successor periods on a combined basis, we continue to believe such presentation is not appropriate as the combined presentation represents non-GAAP financial information that is inconsistent with Item 10(e) of Regulation S-X and is not comparable. We also continue to refer you to paragraph 40 of SOP 90-7 which states, “Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle a confirmation date should not be presented. Therefore, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor periods for fiscal year 2006. In this regard, you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K. Please revise your presentation in future filings accordingly.

Armstrong Response

We appreciate the Staff’s comment. However, we respectfully believe this presentation provides useful information to the investor by helping to facilitate the year-to-year discussion. As outlined in our December 17, 2007 response to the Staff’s November 20, 2007 comment letter, we believe our presentation of the non-GAAP financial information within the Management Discussion and Analysis (“MD&A”) section complies with Item 10(e) of Regulation S-K. Further, we believe that we have met the requirements of paragraph 40 of SOP 90-7 in that our financials statements, and related footnotes, do not present any information that straddles the confirmation date. Instead, we have limited presenting combined financial information solely to MD&A, again for purposes of facilitating the year-to-year discussion.

To help ensure the investors’ understanding of this non-GAAP presentation and our overall performance, in future filings we will enhance our MD&A disclosures as described in our December 17, 2007 response. Further, the tables used in MD&A to identify significant items that impacted our results will be modified to disclose the time period impacted by fresh start reporting.

Note 3. Plan of Reorganization and Fresh-Start Reporting, page 70

2.	We note your response to comment 11 in our letter dated November 20, 2007. In future periodic filings, if you continue to refer to an independent appraisal firm or any other expert, please revise your disclosure to name the expert. Otherwise, please remove the reference to the expert in your periodic filings.

Armstrong Response

We will comply with the Staff’s comment. If we refer to the work of an independent appraisal firm or any other expert in our future periodic filings, we will name the expert.

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filling; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Bill Rodruan at (717) 396-4620 or Nick Grasberger at (717) 396-5975.

Sincerely,

/s/ William C. Rodruan	/s/ F. Nicholas Grasberger III
William C. Rodruan	F. Nicholas Grasberger III
Vice President and Controller	Senior Vice President and Chief Financial Officer